Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor Energy announces pricing of US$750 million notes offering

Calgary, Alberta (Nov. 8, 2017) — Suncor announced today that it has priced an offering of US$750 million in aggregate principal amount of senior unsecured notes due on November 15, 2047 (the “2047 Notes”). The 2047 Notes will have a coupon of 4.000%. The offering is expected to close on November 15, 2017, subject to customary closing conditions.

Suncor intends to use the net proceeds from the sale of the 2047 Notes to repay upcoming long-term debt maturities and for general corporate purposes.  Pending any such use of the net proceeds, Suncor will invest the net proceeds in bank deposits and short-term marketable securities.

The offering is being made pursuant to an effective shelf registration statement in the United States.  Citigroup Global Markets Inc., HSBC Securities (USA) Inc., and Mizuho Securities USA LLC are acting as joint book-running managers for the offering.

A copy of the prospectus supplement and the accompanying prospectus for the offering may be obtained by contacting Citigroup Global Markets Inc. by telephone at 1-800-831-9146 (toll free); HSBC Securities (USA) Inc. by telephone at 1-866-811-8049 (toll free); or Mizuho Securities USA LLC by telephone at 1-866-271-7403 (toll free).

Under the terms of the offering, the underwriters have agreed not to offer or sell any 2047 Notes in Canada or to any resident of Canada.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of these securities, in Canada, or in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Certain statements in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All forward-looking statements are based on Suncor’s current expectations, estimates, projections, beliefs and assumptions based on information available at the time the statement was made and in light of Suncor’s experience and its perception of historical trends.

Forward-looking statements in this news release include references to the offering, which is expected to close on November 15, 2017, and the intended use of net proceeds of the offering. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our company. Suncor’s actual results may differ materially from those expressed or implied by our forward-looking statements and you are cautioned not to place undue reliance on them.

Suncor’s Earnings Release, Quarterly Report and Management’s Discussion & Analysis for the third quarter of 2017 and its most recently filed Annual Information Form/Form 40-F, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W.,

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to invest@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or together.suncor.com.

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com